FUELGEMS

2020 Report

Dear investors,

Your support is incredible and thank you for investing in FuelGems. Many of you support cleaner future and many of you are looking to generate returns from your investment. These are excellent goals and FuelGems' mission is aligned with your goals. Our mission and goal is generate as much revenue as possible while making the world a cleaner place. We value your continued support and look forward to making strong progress and hitting key milestones in the next year!

We need your help!

We will always give major respect to investors who invested at a Venture Capita stage. We would value introductions by our investors to potential clients which could be refineries, filling stations, large fuel users such as fleets, or individuals connected to this space in USA and internationally. We always welcome and are tanksful for warm introductions. You are investors and co-owners in FuelGems. We feel its important to get the word out and tell the world about our product. We would value, if you as our investors, tell the world about FuelGems via social networks or word of mouth or via any other channel.

Sincerely,

Kirill Gichunts

CEO

Our Mission

We hope to expand rapidly to serve the needs of the massive worldwide fuel market. We believe we can sell our product at a price that is up to 20x+ less than some competitors and results up to 1000% ROI for clients. Increasing the price 2x could potentially result in $500-$800 million of annual revenue while still delivering up to 500% ROI for our clients. These projected revenue levels are based upon us obtaining at least 20 clients. Our goal is to become a billion-dollar company.

See our full profile

How did we do this year?

Report Card

A+

The Good

FuelGems completed one of the most successful crowdfunding campaigns on Wefunder in 2020.

FuelGems generated multiple potential clients and potential investors which included multi-billion corporations.

FuelGems secured its IP via patent protection and improved the design of its plasma reactor for nanoparticle production.

The Bad

FuelGems ended its successful campaign early. The company should have continued raising the funding on Wefunder.

The company did not engage in additional R&D for its nanoparticles and focused instead on the current product.

The company should have utilized Wefunder's rolling close feature to initiate work on certain next milestones sooner.

2020 At a Glance

January 1 to December 31

$0
Revenue

-$170,731
Net Loss

$35,384
Short Term Debt

$832,639
Raised in 2020

$607,126
Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We developed a revolutionary fuel additive that greatly improves the cleanness/performance of Gasoline, Diesel, Bio-fuel. Tiny amount of 1 to 5 grams of nanoparticles are needed to treat 260 gallons of fuel, making our additive one of the most powerful and affordable on the market. Users gain up to 1000% ROI. Our additive reduces greenhouse gas and emissions up to 50%, increases engine/fuel pump lubrication and saves fuel.

Our mission is to serve the needs of the massive worldwide fuel market. We believe we can sell our product at a price that is up to 10x+ less than some competitors and results in very high ROI for fuel users. Our goal is to grow rapidly and become a publicly traded company. Our mission is that the fuel worldwide is treated with our nanotechnology for cleaner environment.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

FuelGems Inc. was incorporated in the State of Delaware in March 2019.

Since incorporation:

The company conducted tests including a 7,500 mile road test which showed 9% savings in fuel and several engine cell test which showed reduction in fuel consumption and unburnt hydrocarbons by 50%.

The company retained a strong IP law firm and filed a patent and a provisional patent to protect the key areas of its invention.

The company improved its proprietary plasma nanoparticle reactors.

The company engaged in business development and attracted numerous prospective customers and partners, including a multi billion dollar company, and initiated MOUs to support its business development discussions with prospective clients.

FuelGems secured seed stage funding in order to set up a production facility and expand the output of its additive, secure further IP and engage in sales and marketing efforts.

Historical Results of Operations

Our company was organized in March 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $0 compared to the year ended December 31, 2019, when the Company had revenues of $0. Our gross margin was % in fiscal year 2020, compared to % in 2019.
- *Assets.* As of December 31, 2020, the Company had total assets of $626,712, including $607,126 in cash. As of December 31, 2019, the Company had $0 in total assets, including $0 in cash.
- *Net Income.* The Company has had net income of $0 and net income of $0 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.
- *Liabilities.* The Company's liabilities totaled $769,744 for the fiscal year ended December 31, 2020 and $0 for the fiscal year ended December 31, 2019.

Liquidity & Capital Resources

To-date, the company has been financed with $50,000 in equity and $878,690 in SAFEs.

FuelGems projected runway is 12-18 months before the need for further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds".

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Since raising funding requires 6-8 months, we plan to raise capital in 2-3 months. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

FuelGems Inc. cash in hand is $607,126, as of December 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $10,000/month, for an average burn rate of $10,000 per month

The key trend is that FuelGems raised funding to support critical operational and financial activities.

FuelGems has demand for the product from over 200 B2C and B2B prospective clients. We plan to complete pilots and generate purchase orders and contracts and subsequently work to turn those into revenue. FuelGems management will work to generate revenue in 2021.

FuelGems runway from the funds raised is about 12-18 months. The company is able to rely on its own source of funding.

Net Margin: -Inf% **Gross Margin: NaN%** **Return on Assets: -27%** **Earnings per Share: -$0.03** **Revenue per Employee: $0**

Cash to Assets: 97% **Revenue to Receivables: ~** **Debt Ratio: 123%**

FuelGems_Statements_2020.pdf

FuelGems_Financial_Review.pdf

We ❤ Our 1144 Investors

Thank You For Believing In Us

Alex Lubinsky	Matthew Rayner	Roger Nurse	Austin Partridge	Pieter Kruger	Ahmad Albinsaad	Bryian Tan
Doray Hill	Dennis Ramos	Mark Samuels	Stephen Mathai	David Getoff	William Roberto Vargas ...	Wayne Warner
Wesley Wierson	Todd A. Theman	Alan Jacobson	Rajkumar NATARAJAN	Winthrop Grant Merriam	Paul J Chambers	Glory Jayagaran
Nathan Argenta	Hatem Rowaihy	Kamal Patel	David Macario	Donte Fields	Mads Georgsen	Christina Truax
'Imran Razak	Sumit Chintawar	Thomas Kiefer	Brandon Young	Tony Capobianco	Joshua Webster	Yinan Wang
Georgios Papadimitriou	Luis Gabriel Cabrera Mora	Eric Copsey	Aristides D Priakos	Killian Hemmy	Christine C Groethe	Patrick McCarthy
Joel Curt	Kim Low	Ryan Preece	Andre Harrell	Stephen Chambers	Brian Belley	David Krecker
Charles Friedman	Angelique Sullivan	Scott Hinkle	Adam Drake	Sai Aung Kyaw Maw	Bryan Saint-Louis	Janice Escola
Brenda Dye	Daniel Herrera	John Spinoso	Zachary Hall	Michael Hammermeister	Ernesto Martinez	Frances Pizzuto Robinson
Sharath Ramesh	Evan Beuscher	Kurt Yordy	Nicky Golbahar	Brandon Kuhn	Zhi Wei Cheng	Michael Arnold
Tanya Deering	David Gillie	Timothy Moran	Gilberto Rodriguez	Brian Brown	Kirit K Patel	Hesten Story
Jeremy Miller	Connor Doherty	Sushanto Calatur	Saleem Elmasri	Gabino Garrido	Subrata PAL	Candace Mounger
Frederick Lowe	Dawn Schweickhard	Jimmy Morris	Mark Nash	Kile W KINNEY	Christopher Khan	Audrin Navarro
Barbara Ann Inman	Ken Pittman	Judy & Thomas McKnight	Sunwoo Kim	Anthony Giambra	Paul MILINOVICH	Ijeoma Nsaka
Rene S. Holganza	Prashant Behl	Roger Blonder	Nelson A Legaspi	Carey Dye	K V S Gopala Krishna	Dwayne Campbell
Dana Karen Ciccone	Juan Jackson	Donald Crenshaw	Craig Vom Lehn	Roderick Brown	Steven Weisman	Sajad Zalzala
Meredith Webb	Emmanuel Okosisi	Allan USARAGA	Herman Venter	Riley J Staskiewicz	Alexander Strange	James Wolfgang Kuntz
Michael Kuvinka III	Jean Guerrier	Joshua Stout	Fares Ksebati	Clinton Noel Foster, SR	Narapati Bhattarai	Ionut Chepeneag
Mandre Zachary	Dan Ohlson	Jeff Sudman	Amanda Hill	¨Pierre Alexandre Heurte...	Aaron D. Stonecipher	Lauren J. Beebe
Craig Jonas	Lealofi Faiai	Joseph Lizyness	Ali ALSHAFAI	Paul Rashid	Adam T Hallett	Jonathan La Rosa
Bruce Turnquest	Laxman Khanal	Eric Newton	Jasmine Whitaker	Nirmal KATTEL	Emily Enzerra	Quang Ho
Samuel Oppong	Roman Dzadzic	Christopher J Reed	Joseph McCalla	Jessica Padgett	George Lamb	Logan Knox
Christoforus Enrico Andr...	Michael Moore	Faical Mhijan	Curtis Wevodau	Almir Sarajcic	Fahad Desai	Isaac Donkor
Sunil Patel	Bernhard Ernst Heinz Ha...	Sharla Murrill	Paolo Alexandro Rosado...	Ronald Rothstein	Ramona Dunlap	Kevin Zuber
Sesugh Tor Iordaah	Lyle Notice	Michaelangelo Moran	Jorge Varona	Paul Washington	Nicolas Radin	Bambi Ornelas
Tiago Nakamura	Asanga Ranasinghe	Brad Lonson	James Connolly	Wilfrid Forgues	Jill Krol	Greg Savage
Philip Smith	Anthony A Cook	Jonathan Harshman	Joan Rodriguez	Rony Paul	Darla Cummings	Jessica Baker
Maricruz Villalobos	Wilfrid Jean-francois	Manny Song	Gandhip Rai	Evan Farbstein	Mohit Agarwal	Roy Lustig
K. Aline Montgomery	Matthew Scrabis	David Friedman	Matt Kelly	Rakesh Patel	Patrick Annan	Draven Pike
Micah Matson	Roderick Herron	Jonathan Lo	Michael J. Cannilla	Jared Astrinos	Jason G Croft	Jean Lohier

Chinta Mani Bajgai	Omar Shamsaldeen	Valerie Ward	Buddy Kent	Tony Gagliardi	Yvonne Yeboah	Nathaniel L Moulton
Laxman Dahal	Paresh Bhakta	John Cadwell	Aaron Ho	Abdulaziz Alrashaid	Marvin Anderson	Billy Womack
Ray N Brenda Lopez	Cory Anastasi	Paul Salufu	Eric Panabaker	Jon Rockwood	Vivek Ramakrishnan	Tonia Troncone
Tonia Troncone	Kevin Hughes	Larry Yonish	Claudette Brewer	FCS Ventures, LLC	Kelvin Cox	Robert Soles
Atul Shrivastava	Eduard Abramov	Xavier Chatellier	Roger Austin	Noah Sellers	Chee Wei Gary Tan	Baljit Singh
Toan Kim Hoang	Valeriy Kesov	Heather Lavon Harvey	Jose Perez	Gary Charles Ventola	Ross Whiting	Dan Ruble
Alex Panelli	Peter Woods	Deson Jackson	Mubarak Alhitmi	Jared Skinner	Amir Nader A Ghazvini	Sandra Estrada
George Jarrett	Heidi Hash	Dror KRAFT	Josh Hertz	Nabor Rodriguez	Arun Anbumani	Paul Phan
Jefferson Tan	Thomas H. Tutt	Roberto Natera	Janell Kirk	Floyd Thomas	Tjeerd Saijoen	Frank Priefler
Jose Alfredo Jimenez	Robert Womack	Jewel Wall	Fakheruddin M Mustafa	Ed Strasbourger	Jeff Meyers	Samuel Lennox
Miguel Garcia Lopez	Dieufort Apollon	Tobias Berens	James Keziah	Ken Leader	Rafael Aybar	Johnny Siu
Stephen Schiera	Laura Beth Taylor	Sylwia Si	Christopher Green	Volodymyr Khmurych	Roger Chan	Juan Gallegos
James Irvine	Reddrick Whatley	Elith Holland	Nick Delmonico	Papie Savice	Oswin M Browne	Priiscilla Choi James
Matthew Bedick	Tayo Ajayi	Alexey Dodonov	Lawrence Papale	Ernie Boling	Fred Brown	Khan Akmal
David Dulak	Anil Sunny	Robbert Groenen	Brock Higham	Saul John Herrera	Gary Tortomasi	Gwendolyn Jones
Philip WILSON	Sam Simonovich	Matthieu Jacquier	Jaspreet Singh	Stephen Finchum	Derek Haviland Tobias	Kok-Ching Lim
Nina Rossetti	Robert Hildreth	Vincent Frazier	George James	Adrian Roberto Mandry	Kevin Krueger	Don SPRADLIN
Olasunbo LAWAL	Kevena L Domingos	Vincent Damiani	Lainie Cohen	Mildred Herrera	Anmol Singh	Alana Depew
Caleb Rodrigues	Dawn Diver	Luc Le	Bharat Raj Agrawal	Zemel Shropshire	Prakash Kharel	Grady Warren
J.R. Coleman	Fei Xu	Derek Grittmann	David Andres Perez	Randolph Wright	Roman Richardson	Harsh Sikka
Oluwafemi Ake	Steve Hinton	Mary Joy Castro	Azar Mammadov	Robert Stafford	Alan Johnson	Catalina Vanegas
Kyle Minor	Felicia Ortiz	Chafa Knox	Tyrone Presto	Nathaniel Travis Roberts	Bobby Davis	Raymond Brown
Anthony Lee	Anthony J. Giordano	Jason Stevan Hill	Alex Lebon	RAMON PASCUAL	George Mower	Kingsley Asare
Nagarjuna Rao Chakka	Cody Heisinger	Dr. Pete I. Maduka-Okafor	Morris Gelman	Suzette Pornelos	Jeffrey N. Vargas	Geraldo Pilon
John Danesi	Stella Szostek	James R. Spears	Richard Bentley	Timoth Charles Dickens	Howard Ian Erlank	Joseph LeRiger
Alan WELSH	David Muller	Hector Cortes	Craig OILSCHLAGER	Steven A Wheelock	Hal Aaron Davis	Ralph Cecere
David Montross	Paul Jackson Jones	Kevin Fucile	Christopher Lamont	Sunil Kolawar	Stephan Robinson	Paul Varkey
Nick Skaroulis	Dinesh Lalchan	Girish Amin	Alfred Mbwembwe	Miguel De Jesus Correa ...	Richard Jimenez	Dinesh Kumar DHANASE...
Nemanja MILOSEVIC	Kenn Darling	Jane A Ogembo	Rodrigo Franco	Karen Elizabeth Villamar	Alex So	Youssoupha Cisse
Mike Griffin	Bhupendra Patel	Robert Tollenaar	Steven Burns	Ivan Montelongo	Scott C Graham	Rory Sugino
Brian L White	Richard A DeSimone	Radd Haferkamp	Roshan Joshi	Kenneth J Collyard	Timothy J Reiterman	Chris D. Busick
Michael Smith	Brad Nahill	Gboyega Ake	Vance Jarrette Primus	Brendan Hopkins	Daniel Littleton	Jean Claire STOUT
Matthew Bell	Eugenio Risi	Bill Chandler	Harry Johnston	Gregory Connor	Timothy Carney	Steven D Fronk
Thomas W Rogers	Chris Huston	Quinlan Panebianco	James Houck	Keny Petit-Frere	Jesse Arent	Jack Hallberg
Mohammed H Barry	Guive Nassiri	Ady Permana	John J. Flowers Jr	Derrik Oates	Richard Lynn Mortimer	L N Wrisley Jr & M L Wris...
Croci Land Holdings, LLC	Cameron J. Figgins	John Felgate	Melroy Antao	Aashish Ahuja	John Zambrowicz	Alexander Groenen
Marc Pujol	Sherri Williams	Okwudili C Amaechi	Lance Dickerson	Ty Jacot	Warren Mattix	Stephen C. Simms
Jorge L Moreno	William Mendez	Gloria Frimpong	Justin Cragun	Paul Smith	Brian Lemon	Janine Randazzo
Genu Magda	Shirley MUHAMMAD	Mohammad O	Albert Massucci	Randi Jones	Christopher Thompson	Alex Rosati
Charles Schafer	William Butler	Stephen Andrew Hearn	Tyler Gilmore	Steven James Rogers	John Miller	Francius Peter
Amin Barrister	Sushanta Das	Allison Reaves	Dvir Gefen	Kiranmayi Komati	Paula Chiungos	Pouya Mahbod
Joseph Palese	Bryan Lewis	Bob Fleming	Joven SALA	Oliver Ray Reed	Jesse Arent	Russell Scott
Sanjay Shah	Rodrick Ellis Loud DDS	John Hwung	Gloria Su	Mark Phillips	Praveen Samala	Jo Demol
Manuel Eiras Casal	Jordan Willingham	Lloyd Abdelnour	Peter Hallman	David Rice	Chris Kimber	Jeziel Nova
Alexander Bouffard	James Denny	Eric Hendricks	Timothy ERICKSEN	Benjamin Anderson	Joseph M Winesburg	Tan Quan Nguyen
Alexandra Maund	Eyo Aloysius EKANEM	Anthony DeBiase	Robert Yeoman	John Studenka	Mathew J Kaczenski	Zhuorong Jiang
John R Mason	Susan Ballew	Satyaprashant Bezwada	Charles Stevens	Lawrence David	Michael Gaeta	Jacob Adelman
Hari Dahal	Corbyn Larson	Mike Layne	Michael Hutson	Rajendra Pandey	Kamlesh Patel	Melisa Hooper
Justin Entrekin	Korey Hlebichuk	Kushal Khharel	Sachin Vyas	Greg DOTSON	Matthews Nyaku Malebana	Najib ALTURK
Lynda Chapman	Ramprasad Jembu Rama...	Shanmugam Mukundan	Devendra SIWAKOTI	Peter Ng	Vijay Konduru	Bhesh Mainali
Gary Katelansky	Jeff Park	Thejaswi Nagaraju	Donald Barnes	Raju Angani	Charles F Carranza	Enos Smith
Mohammad Homran	Tim Cronin	Robert Durall	Dennis Hendricks	Grant Wierson	Nathan Raska	Gilbert Traub
Kwasi Sarfo	Stamatios Theodoropoul...	Douglas LeDuc	Colette Pinkney	James McCoy	William R Jones	Leonardo Lee
Jim Palmieri	Roger M Bean	Prasad V KATTA	Maren Caldwell	Leonard Chijioke Ezenwa	Jonathan Huble	Chang Woo Lee
Larry Kent Steinmetz	Tong Li	Thomas P. Dooley	Lee Szambecki	Mark Arruda	Anthony DePalma	Eric Burgess
Kc Trader	Kevin Luongo	Bryan McDaniel	Davender Bhardwaj	Richard Bjelland	Nicholas Bennett	David W. Apts
Stephen Ross	Abdullah Almutlaq	Nahiem Hood	Wayne Robertson	Philip Ward	Gabriel Paravisini	Jake Satko
Todd Vanderleelie	Anthony TRUSSO	Maria L BECERRA	Bert Socolove	Lasse Saaristo	Jason Pominski	Charles Eck
Justin HELBERT	Vinicio Liquey	James Vancil	Justin Grau	Fardad Deihim	Renato Alberto	Denold Jean Louis
Alessandro Annovi	James Johnson	Korosh Eric Armakan	Matthew Lafitte	Nicholas Gessner	Lipsa Sarangi	Greg Briggs
Robert Boyer	Ryan Gardner	Smith J. SAINT-AIME	George Mburo	Denice Harmyk	Justin Koo	George Gartseff
Alwyn Lerone Foy	Keith Healey	Manoj Kunchala	Byung Kyu Lee	James Hutchinson	John Brooks	Raja Mallepeddi
Robert Labelle	Sean Coker	Richard E Brois	Robert Katilas	Webster Thomas	Max Bolanos	Gayatri Panda
Patrick Enweronye	Stephen Yoskowitz	Omer Zaman	Tristan De Rochefort	Mohamed Almheiri	Thomas Sew	Martin Wagner
Ryan LANE	Brad Hostetter	Evan Johnson	Muhannad Harrim	Angeles Siarza	Abraham Heebink	John P Klein
Kunal Patro	Steve Sursa	Don WAGNER	Brian Helgeson	Yogendre Kumar Patel	Veronica De La Cruz	Scott Laemmle
Ann Marie Chinelo EKW...	Fabiano De Val	Carl Mellen	Todd Woodward	Karen Gessner	Wei Su	Vijay Reddy Reddy
Nabor Rodriguez	Joan Haak	Leo Chan	David McDonald	Sean Harrington	Aaron Ishigo	Matthew Molter
Blaine Cram	Bruce Houck	Ahmed Patel	Edmilson P Romao	Randall J Gordon	Joshua Johnson	Mordechei Neustein
Donna De Matte	James Mellander	Timothy Jones	Boudy T Wright	Shari Weiss	Robert Haven Neese	George Kekauoha
Mohammed S ALSAHIL	Daniel Saddler	Carla T. Sisco	Shalin Choksi	Michael Carron	Angela McGovern	Jim Robison
Scott RAETHER	Ivan Joel Hernandez	Aminur Rusul	Terry A McFall	Shui Chong Tong	Woo Joong Kim	Kary Agrotis
Gordon Julian	Evet Campbell	Anna Ochoa	Kerby Scales	James Gray	Michael Sciaudone	Melvin Kestner
Nicholas Costa	Donn Bergeman	Codio Akpovo	Daniel Green	Robert Magnera	Robert J Sottile	Pamala MEADOWS